UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 9 June, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 9 June 2021: Dealings in securities by directors of major subsidiaries of Sasol

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements
("Listings Requirements"), Sasol hereby announces that directors of major subsidiaries of
Sasol have transacted in Sasol securities in terms of the Sasol Khanyisa ESOP Trust deed
as set out in the tables below:

Vesting date:	1 June 2021
Class of shares:	Sasol ordinary shares
Initial issue price per right:	R0,00
Nature of Transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Subsidiary	Number of shares	Price per share (ZAR)	Total value of the transaction (ZAR)
NG Nndwammbi	Sasol South Africa Limited Sasol Oil (Pty) Ltd	124	318,18	39 454,32
RM Laxa	Sasol South Africa Limited	108	318,18	34 363,44
DT Mokomela	Sasol South Africa Limited	205	318,18	65 226,90

Vesting date:	1 June 2021
Transaction date:	1 June 2021 to 7 June 2021
Class of shares:	Sasol ordinary shares
Initial issue price per right:	R0,00
Nature of Transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Subsidiary	Number of shares	Average Selling Price per share (ZAR)[*]	Total value of the transaction (ZAR)
B Baijnath	Sasol South Africa Limited Sasol Oil (Pty) Ltd	205	234,3764	48 047,16
NG Nndwammbi	Sasol South Africa Limited Sasol Oil (Pty) Ltd	108	234,3764	25 312,65
T Booley	Sasol South Africa Limited	205	234,3764	48 047,16
RM Laxa	Sasol South Africa Limited	97	234,3764	22 734,51

* Average selling price per share is based on transactions effected by the Company over a period of five days. The shares were allotted
on the day of vesting and immediately sold by means of a bulk sale with effect from the vesting date. Proceeds are allocated to the
shares sold by directors, as with all employees, based on the outcome of the bulk sale, which concluded on 7 June 2021.

The highest and lowest prices, as well as VWAP prices for each day were as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	Volume Weighted Average Price (ZAR)
1 June 2021	240,00	229,00	236,4856
2 June 2021	248,52	239,70	243,8913
3 June 2021	242,98	235,00	235,9593
4 June 2021	235,21	230,58	231,1981
7 June 2021	235,41	232,40	233,6576

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

9 June 2021
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 June 2021

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary